ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Adam M. Schlichtmann

T +1 617 951 7114

adam.schlichtmann@ropesgray.com

January 27, 2026

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re: State Street Institutional Investment Trust (the “Trust”) (SEC File No. 333-30810 and 811-09819) Amendment Number No. 313 (the “Amendment”) to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on October 20, 2025, Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”)

Ladies and Gentlemen:

This letter provides the Trust’s responses to comments on the Amendment, relating to the registration of State Street Prime Money Market ETF (the “Fund”), a new series of the Trust, under the Investment Company Act of 1940, as amended (the “1940 Act”) and the registration for offering of certain shares of the Fund under the 1933 Act that Mr. Mark Cowan of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by telephone to Adam Schlichtmann on December 10, 2025. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Prospectus

1.	Please include a footnote to the “Other expenses” line item in the Annual Fund Operating Expenses table stating that the other expenses are estimated since this is a new fund.

Response: The requested change will be made.

2.

Under Principal Investment Strategies, consider moving the fifth paragraph so it appears as the fourth paragraph. In addition, consider reversing the order of the last two paragraphs so the general discussion of ETFs comes before the discussion of fluctuations of the Fund’s share price and NAV.

Response: The requested changes will be made.

3.

The Fund’s Principal Investment Strategies states that, “A substantial portion of the Fund may be invested in securities that are issued or traded pursuant to exemptions from registration under the federal securities laws.” Consider including examples of such securities, such as securities issued in reliance on Section 4(a)(2) or under Rule 144A of the 1933 Act.

Response: The Fund will revise the above-referenced disclosure as follows: “A substantial portion of the Fund may be invested in securities that are issued or traded pursuant to exemptions from registration under the federal securities laws, such as commercial paper issued in reliance on the private placement exemption from registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the  ”1933 Act”) and securities that may be offered and sold only to ”qualified institutional buyers” under Rule 144A of the 1933 Act.”

4.

Liquidity Risk states that, “if the liquidity of the Fund’s holdings deteriorates, it may lead to differences between the market price of Fund Shares and the NAV of Fund Shares, and could result in the Fund Shares being less liquid.” Please add that this could also lead to wider bid/ask spreads.

Response: The Fund will revise the above-references disclosure as follows: “if the liquidity of the Fund’s holdings deteriorates, it may lead to differences between the market price of Fund Shares and the NAV of Fund Shares and/or wider bid/ask spreads, and could result in the Fund Shares being less liquid.”

5.

Fluctuation of Net Asset Value, Share Premiums and Discounts Risk states that, “[t]he trading prices of Fund Shares in the secondary market may differ from the Fund’s daily NAV per share and there may be times when the market price of the shares is more than the NAV per share (premium) or less than the NAV per share (discount). This risk is heightened in times of market volatility or periods of steep market declines.” Please add that this could also lead to wider bid/ask spreads.

Response: The Fund will revise the above-references disclosure as follows: “[t]he trading prices of Fund Shares in the secondary market may differ from the Fund’s daily NAV per share and there may be times when the market price of the shares is more than the NAV per share (premium) or less than the NAV per share (discount). There may also be times when there is a wide bid/ask spread. These risks are ~~This risk is~~ heightened in times of market volatility or periods of steep market declines.”

6.	Consider whether Authorized Participant related risk factors should be added to the Principal Risks.

Response: The Fund will move Authorized Participants, Market Makers and Liquidity Providers Concentration Risk to the principal risks section.

7.	Risk of Investment in Other Pools is included as a principal risk. Please clarify in the Fund’s Principal Investment Strategies what gives risk to this risk factor.

Response: The Fund will move Risk of Investment in Other Pools to Additional Information About Non-Principal Investment Strategies and Risks.

8.	Extension Risk is included under Additional Information About Risks (Item 9) but not under Principal Risks (Item 4). Please add Extension Risk to the Principal Risks section.

Response: The Fund notes that Debt Securities Risk under Principal Risks (Item 4) states that, “To the extent that interest rates rise, certain underlying obligations may be paid off substantially slower than originally anticipated and the value of those securities may fall sharply.” The Fund believes that this disclosure sufficiently describes Extension Risk in the Item 4 section of the Prospectus.

Statement of Additional Information (the “SAI”)

9.

Under Fundamental Investment Restrictions, the first five restrictions state “to the extent consistent with applicable law from time to time.” Consider explaining what is permitted under applicable law.

Response: The Fund respectfully notes that it includes the following discussion of applicable law under the heading Additional Information:

Fundamental Investment Restrictions (1) through (5), as numbered above limit a Fund’s ability to engage in certain investment practices and purchase securities or other instruments to the extent consistent with applicable law as that law changes from time to time. Applicable law includes the 1940 Act, the rules or regulations thereunder and applicable orders of SEC as are currently in place. In addition, interpretations and guidance provided by the SEC staff may be taken into account, where deemed appropriate by the Fund, to determine if an investment practice or the purchase of securities or other instruments is permitted by applicable law. As such, the effects of these limitations will change as the statute, rules, regulations or orders (or, if applicable, interpretations) change, and no shareholder vote will be required or sought when such changes permit or require a resulting change in practice.

10.	Please confirm whether the Names Rule Policy section is relevant for this Fund.

Response: The Fund will remove this section from the SAI.

*  *   *

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/Adam M. Schlichtmann

Adam M. Schlichtmann